Exhibit 99.2
HAFNIA LIMITED: Share buyback program finalized

Singapore, January 27, 2025

Hafnia Limited ("Hafnia" or the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") has on January 24, 2025, finalized the repurchase of shares under the share buyback program announced on December 2, 2024.

The program was carried out by Pareto Securities AS and its subsidiary, Pareto Securities Inc. (together, "Pareto") based on a non-discretionary mandate.

The total program comprised 14,382,255 shares repurchased in the market for a total consideration of USD 76.69 million. The weighted average price for the shares was USD 5.33.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.